Financial Investors Trust

1290 Broadway, Suite 1100

Denver, CO  80203

September 29, 2009

Via EDGAR

Mr. John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Mr. Ganley:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 41 (“PEA 41”) to the Registrant’s registration statement filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”).

PEA 41 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 38 (“PEA 38”) filed on July 30, 2009 on Form N-1A.  PEA 41 (i) reflects changes to PEA 38 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on September 15, 2009, (ii) includes certain other information not previously included in PEA 38 and (iii) includes certain other required exhibits.

PEA 41 includes a prospectus (the “Prospectus”) and statement of additional information for the Clough China Fund (the “Fund”), a series of the Registrant.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on September 15, 2009 to PEA 38, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

STAFF COMMENTS:  PEA 38 — PROSPECTUS

1.                                       Staff Comment:  With respect to the “What are the Fund’s Principal Investment Strategies?” section under the heading “INVESTMENT OBJECTIVE, STRATEGY & PRINCIPAL RISKS” on page 1 of PEA 38, please explain why the Registrant believes companies that are organized under the laws of China, Hong Kong or Taiwan are economically tied to the respective country.

Registrant’s Response:  The Registrant believes that investments in a company organized under the laws of China, Hong Kong or Taiwan are economically tied to the respective country because such investments expose the Fund’s assets to the country’s economic fortunes and risks, including its laws, jurisdiction and taxes.

2.                                       Staff Comment:  With respect to the “What are the Fund’s Principal Investment Strategies?” section under the heading “INVESTMENT OBJECTIVE, STRATEGY & PRINCIPAL RISKS” on page 1 of PEA 38, if exchange traded funds (“ETFs”) are used as a principal investment strategy of the Fund, please explain why Acquired Fund Fees and Expenses are not included in the “FEES AND EXPENSES” table on page 7 of PEA 38.

Registrant’s Response:  The Registrant has confirmed with the Sub-Adviser that although ETFs will be used as a principal investment strategy, it is estimated the Acquired Fund Fees and Expenses will not exceed 0.01 percent of the average net assets of the Fund.

3.                                       Staff Comment:  With respect to the “What are the Principal Risks of Investing in the Fund?” section under the heading “INVESTMENT OBJECTIVE, STRATEGY & PRINCIPAL RISKS” on pages 2-3 of PEA 38, consider combining “Foreign (Non-U.S.) Securities Risk,” “Geographic Risk” and “Emerging Markets Risk.”

Registrant’s Response:  The Registrant has reviewed the current disclosure and believes that separating these risks under the current headings provides better disclosure for investment decisions by shareholders and, therefore, respectfully submits that no revision to the disclosure is necessary.

4.                                       Staff Comment:  With respect to the “What are the Principal Risks of Investing in the Fund?” section under the heading “INVESTMENT OBJECTIVE, STRATEGY & PRINCIPAL RISKS” on page 3 of PEA 38, please clarify whether “Derivatives Risk” is a principal investment strategy, and if so, please include in the description of the Fund’s principal investment strategy on page 1 of PEA 38.

Registrant’s Response:   The Registrant has confirmed with the Sub-Adviser that the use of derivatives is not a principal investment strategy of the Fund, and as such, this risk disclosure has been moved under the section “What are the Non-Principal Strategies and Risks of the Fund?” under the heading “MORE ON THE FUND’S INVESTMENTS AND RELATED RISKS.”

5.                                       Staff Comment:  With respect to the “What are the Principal Risks of Investing in the Fund?” section under the heading “INVESTMENT OBJECTIVE, STRATEGY & PRINCIPAL RISKS” on page 4 of PEA 38, please confirm whether, as a principal part of its investment strategy, the Sub-Adviser currently does or intends to make significant investments in a particular sector or sectors or whether, simply as a result of the Sub-Adviser applying its value investment strategy, the Fund’s portfolio may be concentrated in a particular sector or sectors.

Registrant’s Response:  The Registrant has confirmed with the Sub-Adviser that the risks described in the “Industry and Sector Risk” section on page 4 of PEA 38 are disclosed defensively, as the market may tend to favor (or not favor) a particular sector at certain times and, therefore, the Fund’s portfolio may be concentrated in one sector due to that particular sector being undervalued in the market.

The Registrant has revised this disclosure on page 4 of PEA 38 as follows (in pertinent part and with emphasis added):

Industry and Sector Risk

Companies that have similar lines of business are grouped together in broad categories called industries.  Certain industries are grouped together in broader categories called sectors.  The Fund may focus its investments in certain industries within certain sectors, which may cause the Fund’s performance to be susceptible to the economic, business, or other developments that affect those industries or sectors.  Although the Fund does not intend to invest in a particular industry or sector, the Fund may, from time to time, emphasize investments in one more industries or sectors.

6.                                       Staff Comment:  With respect to the “PAST PERFORMANCE” section on page 5 of PEA 38, please explain the rationale to include the past performance of the Predecessor Fund’s Institutional Share Class versus that of the Predecessor Fund’s A or C Share Class.

Registrant’s Response:  The Registrant chose to include the past performance of the Predecessor Fund’s Institutional Share Class versus the Predecessor Fund’s A or C Share Class to provide continuity of information to shareholders, as the Predecessor Fund’s latest prospectus included only the performance of the Predecessor Fund’s Institutional Share Class.

7.                                       Staff Comment:  With respect to the “PAST PERFORMANCE” section on page 5 of PEA 38, please include calendar year performance for 2006 in the bar chart.

Registrant’s Response:  The Registrant has revised the bar chart in accordance with the Staff’s request.

8.                                       Staff Comment:  With respect to the fees and expenses table included under the heading “FEES AND EXPENSES OF THE FUND” on page 7 of PEA 38, please revise so that the Shareholder Fees table is clearly separated from the Annual Fund Operating Expenses table.

Registrant’s Response:  The Registrant has revised the fee table in accordance with the Staff’s request.

9.                                       Staff Comment:  With respect to the sub-captions “Service Fees,” “Other Operating Expenses” and “Total Other Expenses” under the caption “Other Expenses” under the Annual Fund Operating Expenses table” under the heading “FEES AND EXPENSES OF THE FUND” on page 7 of PEA 38, please revise to comply with the instructions in Form N1-A.

Registrant’s Response:  The Registrant has determined to remove the sub-captions “Service Fees,” “Other Operating Expenses” and “Total Other Expenses” under the caption “Other Expenses” and, as such, no further revision to the disclosure is necessary.

10.                                 Staff Comment:  With respect to the fees and expenses table included under the heading “FEES AND EXPENSES OF THE FUND” on page 7 of PEA 38, please indicate to which line items the footnotes “*” and “**” refer to.

Registrant’s Response:  The Registrant has revised the fee tables in accordance with the Staff’s request.

11.                                 Staff Comment:  With respect to the fees and expenses table included under the heading “FEES AND EXPENSES OF THE FUND” on page 7 of PEA 38, please list the term of the contractual fee waiver in footnote (4).

Registrant’s Response:  The Registrant has revised the disclosure in accordance with the Staff’s request.

12.                                 Staff Comment:  With respect to the disclosure under the heading “MORE ON THE FUND’S INVESTMENTS AND RELATED RISKS” beginning on page 8 of PEA 38, please clarify which of the investment strategies and certain portfolio management techniques included in this section, as well as the risks, are principal strategies and risks of the Fund.

Registrant’s Response:  The Registrant has revised the disclosure in accordance with the Staff’s request.

13.                                 Staff Comment:  With respect to the “The Portfolio Managers” section under the heading “ORGANIZATION AND MANAGEMENT” on page 18 of PEA 38, please revise to include Ms. Vappereau’s position at Clough Capital Partners LP.

Registrant’s Response:  The Registrant has determined to remove Ms. Vappereau as a co-portfolio manager of the Fund and has revised the disclosure accordingly.

STAFF COMMENTS:  PEA 38 — STATEMENT OF ADDITIONAL INFORMATION (“PEA SAI 38”)

14.                                 Staff Comment:  In the “INVESTMENT LIMITATIONS” section on page 47 of PEA SAI 38, please confirm the Fund’s concentration policy.

Registrant’s Response:  The Registrant has revised the disclosure to include the Fund’s concentration policy as follows:

The Fund may not invest more than 25% of its assets, taken at market value at the time of purchase, in the securities of issuers in any particular industry (excluding the U.S. Government and its agencies and instrumentalities).  For the purposes of this investment restriction, the Fund intends to use industries as defined by Global Industry Classification Standard (GICS®).

15.                                 Staff Comment:  In the “TRUSTEES AND OFFICERS” section on page 61 of PEA SAI 38, please confirm whether all of the Trustees are Independent Trustees.

Registrant’s Response:   At the time of the filing of PEA SAI 38, there were three Trustees, all of whom were Independent Trustees.  Effective August 7, 2009, in addition to these three Independent Trustees, two new Independent Trustees and one Interested Trustee were elected by the Registrant’s shareholders.  The “TRUSTEES AND OFFICERS” section of the disclosure has been revised to reflect the results of the shareholder vote.

16.                                 Staff Comment:  In the “PORTFOLIO MANAGERS” section on page 70 of PEA SAI 38, please clarify whether investment performance is considered when evaluating a portfolio manager’s individual performance for compensation or bonus purposes.

Registrant’s Response:  The Registrant has confirmed with the Sub-Adviser that investment performance is not a factor in evaluating a portfolio manager’s individual performance for compensation or bonus purposes.

* * * * *

The Registrant hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or need further clarification, please contact me at (720) 917-0651.

Very truly yours,

/s/ JoEllen L. Legg
JoEllen L. Legg
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq.
Davis Graham & Stubbs LLP